Rule 424(b)(3)
                                             SEC No. 33-59963

                                             Supplement to Prospectus
                                             September 20, 1995

LARSON DAVIS INCORPORATED


THIS COMPREHENSIVE SUPPLEMENT IS A PART OF AND SHOULD BE READ
IN CONJUNCTION WITH THE PROSPECTUS OF LARSON DAVIS INCORPORATED
(THE "COMPANY") DATED AUGUST 1, 1995 (THE "PROSPECTUS").

This comprehensive supplement incorporates and supersedes the previous supplements to the Prospectus dated August 16, September 1, and September 8, 1995. Capitalized terms used but not defined herein have the same meaning as set forth in the Prospectus.

License Agreement

The Company has executed a definitive agreement with Harris Miller Miller & Hanson, Inc. ("HMMH"), pursuant to the agreement in principle described in the Prospectus. Under the terms of the agreement the Company has granted an exclusive license to HMMH to use the Company's ANOMS software in the airport noise and operations monitoring industry. HMMH has also assumed the management and implementation of the Company's current airport noise monitoring contracts and pending bid proposals.

HMMH paid a one-time royalty fee to the Company of $125,000 on closing, will pay a license fee of $12,500 per month, or an aggregate of $150,000 per year, to the Company, and will pay a royalty of 2.5% to 4% of the total revenues generated by HMMH from the airport noise and operations monitoring business. HMMH will bid and pursue future airport noise monitoring contracts and has agreed to use its best efforts to specify use of the Company's hardware in future contracts. The Company has agreed to provide such hardware at a 25% discount from its standard pricing.


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In conjunction with this agreement, the Company will assign to HMMH a contract recently awarded to the Company by the City of Chicago for monitoring systems to be installed at O'Hara and Midway airports, subject to approval by the City of Chicago. It is anticipated that the Company will provide a estimated $1,000,000 to $1,200,000 of sound monitoring equipment and services in connection with the City of Chicago contract.

The term of the agreement is for a period of ten years, although
HMMH has the option to terminate (and relinquish its license rights) at any time after three years and the option to extend the term for an additional five years.

Warrant Exercise

The Company has received an aggregate of $1,250,000 from the exercise of all of the $2.50 Warrants and has issued the 500,000 shares of Common Stock subject to such Warrants. The Company agreed to grant the holders of the $2.50 Warrants additional warrants to acquire the same number of shares at $4.50 per share of Common Stock (the "$4.50 Warrants") in consideration of the early exercise of the $2.50 Warrants. As disclosed in the Prospectus, the Company has agreed to pay 6% of the amount received, or $75,000, to Neil Sullivan and Michael Cunniff as a finder's fee. The Company has also agreed to pay Messrs. Sullivan and Cunniff 3% of the amount it receives on the exercise of the $4.50 Warrants. The holders of the $4.50 Warrants have demand registration rights similar to those of the $2.50 and $3.50 Warrants and the Company is currently preparing a registration statement for filing with the Securities and Exchange Commission with respect to the resale of the Common Stock to be issued on exercise of the $4.50 Warrants.

Additional Warrants

The Company has also entered into an agreement with the holders of the $3.50 and $4.50 Warrants (who are all Selling Shareholders) that if the $3.50 Warrants are exercised by October 1, 1995, and the $4.50 Warrants exercised by November 1, 1995, the Company will issue, pro rata in proportion to the number of $3.50 and $4.50 Warrants exercised, additional warrants to acquire up to 500,000 shares at $4.50 per share of Common Stock and 1,000,000 shares at $5.75 per share of Common Stock. These warrants will be exercisable for a period of two years subsequent to their issuance and will contain demand registration rights substantially similar to the rights associated with the $2.50, $3.50, and $4.50 Warrants.



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Plan of Distribution

On a trade date of August 16, 1995, Laura Huberfeld and Naomi Bodner, Selling Shareholders named in the Prospectus, each sold 17,500 shares of the Common Stock of the Company to Bear, Stearns, & Co., Inc., which acted as principal in this transaction. Such shares were resold by Bear, Stearns & Co., Inc., as part of its normal market making activity.

On a trade date of September 20, 1995, Laura Huberfeld and Naomi Bodner, Selling Shareholders named in the Prospectus, sold 67,000 and 75,000 shares of the Common Stock of the Company, respectively, to Bear, Stearns, & Co., Inc., which acted as principal in the transaction. Such shares were or will be resold by Bear, Stearns
& Co., Inc., as part of its normal market making activity.